SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	English press release entitled, “Notice regarding Share Repurchase Status.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 4, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer Head of Treasury and Accounting Headquarters

Notice regarding Share Repurchase Status

TOKYO, Japan — November 4, 2022 — ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on May 11, 2022, as follows.

1. Class of shares repurchased	Common shares
2. Total number of shares repurchased	3,605,100 shares
3. Total purchase price of shares repurchased	JPY 7,643,974,500
4. Repurchase Period	October 1, 2022 – October 31, 2022
5. Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)
1. Details of the resolution reached at the Board of Directors meeting held on May 11, 2022
(1) Class of shares to be repurchased	Common shares
(2) Total number of shares to be repurchased	Up to 40,000,000 shares
(approx. 3.3% of the total outstanding shares (excluding treasury shares))
(3) Total purchase price of shares to be repurchased	Up to 50 billion yen
(4) Repurchase Period	From May 18, 2022 to March 31, 2023
(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2. Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of October 31, 2022)
(1) Total number of shares repurchased	17,059,400 shares
(2) Total purchase price of shares repurchased	JPY 38,724,844,250

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile-related, real estate and environment and energy-related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022” furnished on Form 6-K.